Exhibit 99.2

Ten-League International Holdings Limited Reports Unaudited Financial Results for the First Six Months of Fiscal Year 2026

SINGAPORE, Sept. 30 2026 (GLOBE NEWSWIRE) — Ten-League International Holdings Limited (Nasdaq: TLIH) (the “Company” or “Ten-League”), a Singapore-based provider of turnkey project solutions, today announced its unaudited financial results for the six months ended June 30, 2026.

First Six Months of Fiscal Year 2026 Financial Highlights

●	Revenue was S$33.1 million (US$25.6 million) for the six months ended June 30, 2026, with engineering consultancy service income and rental income together contributing 45.4% of total revenue, compared with 18.5% in the same period last year, reflecting continued progress in the Company’s transition towards higher-value engineering solutions and recurring rental activities.

●	Growth businesses gained scale, with engineering consultancy service income increasing 669.4% to S$8.6 million (US$6.6 million) and rental income increasing 9.9% to S$6.4 million (US$5.0 million).

●	Gross profit margin was 24.0% for the six months ended June 30, 2026, an increase of 0.5 percentage points from 23.5% for the same period last year.

●	Net cash provided by operating activities remained strong at S$10.0 million (US$7.7 million), broadly consistent with the same period last year, supporting continued investment in the Company’s strategic priorities.

●	Financial position remained sound, with cash and cash equivalents of S$10.9 million (US$8.5 million) and shareholders’ equity increasing to S$18.5 million (US$14.3 million) as of June 30, 2026.

Mr. Jison Lim, Chief Executive Officer and Chairman of Ten-League, commented, “The first half of fiscal year 2026 demonstrated meaningful progress in reshaping our revenue mix towards engineering-led solutions and recurring rental activities amid evolving market conditions. Engineering consultancy services and rental together represented 45.4% of total revenue, compared with 18.5% in the same period last year. This shift reflects the increasing contribution from our strategic focus areas, including new energy infrastructure, automation and integrated engineering solutions. The delivery and acceptance of 30 electric prime movers (“ePM”) supported significant growth in engineering consultancy service income, while rental income continued to expand. Despite softer equipment sales, gross profit margin improved to 24.0%, demonstrating the resilience of our evolving business mix.”

Mr. Lim continued, “Looking ahead, we remain focused on advancing our strategic priorities across new energy infrastructure, automation, and engineering. We will continue to enhance our engineering capabilities and provide solutions that support customers’ operational efficiency and transition toward more sustainable equipment and infrastructure. At the same time, we remain committed to fostering strategic collaborations and strengthening our network of business partners. We believe these initiatives will position Ten-League to capture emerging opportunities as Singapore’s infrastructure and industrial sectors continue to evolve, while creating sustainable long-term value for our shareholders.”

First Six Months of Fiscal Year 2026 Unaudited Financial Results

Revenues

Total revenues were S$33.1 million (US$25.6 million) for the six months ended June 30, 2026. The revenue mix continued to shift towards engineering consultancy services and rental activities, which together contributed 45.4% of total revenue, compared with 18.5% for the same period last year. This change reflects the Company’s ongoing transition from primarily equipment sales towards a broader portfolio of engineering-led, new energy and recurring rental solutions.

●	Sales of heavy equipment and parts contributed 54.6% of total revenue for the six months ended June 30, 2026, compared with 81.5% for the same period last year, as contractors made greater use of rental equipment, delayed fleet replacement following significant fleet expansion over the preceding two years, and operated in a market with an oversupply of used equipment. Sales of heavy equipment and parts were S$18.1 million (US$14.0 million) for the six months ended June 30, 2026, a decrease of 41.1% from S$30.7 million for the same period last year.

●	Engineering consultancy service income was S$8.6 million (US$6.6 million) for the six months ended June 30, 2026, representing 25.9% of total revenue, compared with 3.0% for the same period last year. The increase of 669.4% was mainly due to the delivery and acceptance of 30 ePM and demonstrated the Company’s increasing commercialization of engineering and new energy capabilities.

●	Rental income increased 9.9% to S$6.4 million (US$5.0 million) for the six months ended June 30, 2026, and represented 19.5% of total revenue, compared with 15.5% for the same period last year. The increase reflected stronger rental demand amid economic uncertainty and high financing costs, reinforcing the contribution from recurring rental activities.

Cost of Revenue

Cost of revenue was S$25.1 million (US$19.4 million) for the six months ended June 30, 2026, a decrease of 12.8% from S$28.8 million for the same period last year.

Gross Profit

Gross profit was S$8.0  million (US$6.1 million) for the six months ended June 30, 2026, a decrease of 10.1% from S$8.8 million for the same period last year.

Gross profit margin was 24.0% for the six months ended June 30, 2026, an increase of 0.5 percentage points from 23.5% for the same period last year.

●	Gross profit margin for sales of heavy equipment and parts was 15.0% for the six months ended June 30, 2026, an increase of 0.2 percentage points from 14.8% for the same period last year. The increase was mainly due to better product mix and margin even though absolute sales value decreased.

●	Gross profit margin for engineering consultancy service income was 20.2% for the six months ended June 30, 2026, a decrease of 49.1 percentage points from 69.3% for the same period last year. The decrease was mainly due to the delivery and acceptance of 30 ePM.

●	Gross profit margin for rental income was 54.7% for the six months ended June 30, 2026, a decrease of 5.4 percentage points from 60.1% for the same period last year. The decrease was mainly due to higher depreciation expenses.

Selling and Distribution Expenses

Selling and distribution expenses were S$0.4 million (US$0.3 million) for the six months ended June 30, 2026, an increase of 21.7% from S$0.3 million for the same period last year. The increase was due to increase of staff salary and related costs.

General and Administrative Expenses

General and administrative expenses were S$5.2 million (US$4.0 million) for the six months ended June 30, 2026, a decrease from S$5.7 million for the same period last year.

Total Other Gain (Loss), Net

Total net other loss was S$0.1 million (US$0.08 million) for the six months ended June 30, 2026, compared to a total net other gain of S$0.1 million for the same period last year.

Net Income

Net income was S$1.7 million (US$1.3 million) for the six months ended June 30, 2026, compared to S$2.4 million for the same period last year.

Basic and Diluted Income per Share

Basic and diluted income per share was S$0.59 (US$0.46) for the six months ended June 30, 2026, compared to S$0.86 for the same period last year.

Financial Condition

As of June 30, 2026, the Company had cash and cash equivalents of S$10.9 million (US$8.5 million), compared to S$10.7 million as of December 31, 2025.

Net cash provided by operating activities was S$10.0 million (US$7.7 million) for the six months ended June 30, 2026, compared to S$10.0 million for the same period last year.

Net cash used in investing activities was S$7.1 million (US$5.5 million) for the six months ended June 30, 2026, compared to net cash provided by investing activities of S$0.2 million for the same period last year.

Net cash used in financing activities was S$2.6 million (US$2.0 million) for the six months ended June 30, 2026, compared to S$5.7 million for the same period last year.

Exchange Rate Information

This announcement contains translations of certain Singapore dollar amounts into U.S. dollars for the convenience of the reader. Translations of amounts from Singapore dollars into U.S. dollars have been made at the exchange rate of S$1.2941 = US$1.00, which was the foreign exchange rate on June 30, 2026 as reported by the Board of Governors of the Federal Reserve System in its weekly release on July 6, 2026  .

About Ten-League International Holdings Limited

Ten-League International Holdings Limited is a Singapore-based provider of turnkey project solutions. The Company’s business primarily consists of sales of heavy equipment and parts, heavy equipment rental and provision of engineering consultancy services to port, construction, civil engineering and underground foundation industries. The equipment is organized into four categories based on their functions and application scenarios: foundation equipment, hoist equipment, excavation equipment and port machinery. The Company also provides value-added engineering solutions under engineering consultancy services with the aim to address potential safety issues, enhance reliability and productivity and allow for customers to evaluate the performance of the equipment, the quality of the work completed and the progress of their projects. Ten-League’s mission is to provide high-quality equipment, value-added engineering solutions as well as maintenance and repair through continuous adaptation and application of new technologies. For more information, please visit the Company’s website: https://ir.ten-league.com.sg/.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission (“SEC”). Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K.

For investor and media inquiries, please contact:

Ten-League International Holdings Limited

Investor Relations Department

Email: ir@ten-league.com.sg

Ascent Investor Relations LLC

Tina Xiao

Phone: +1 646-932-7242

Email: investors@ascent-ir.com

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except for share and per share data, or otherwise noted)

		As of Dec 31,		As of Jun 30,	As of Jun 30,
	Note	2025		2026	2026
		S$’000		S$’000	US$’000
		(Audited)		(Unaudited)	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents		10,684		10,938	8,452
Accounts receivable, net		14,410		12,584	9,724
Contract assets		79		650	502
Inventories		15,761		6,728	5,199
Deposits, prepayments and other receivables		2,996		2,157	1,667
Total current assets		43,930		33,057	25,544

Non-current assets:
Property and equipment, net		33,137		35,807	27,670
Right-of-use assets		11		9	7
Other receivables		304		338	261
Total non-current assets		33,452		36,154	27,938

TOTAL ASSETS		77,382		69,211	53,482

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities		11,488		4,684	3,620
Amounts due to related parties		14,472		13,878	10,723
Bank borrowings		16,953		14,742	11,392
Lease liabilities		6,606		7,041	5,441
Income tax payable		993		1,038	802
Total current liabilities		50,512		41,383	31,978

Long-term liabilities:
Lease liabilities		7,558		6,759	5,223
Deferred tax liabilities		2,613		2,613	2,019
Total long-term liabilities		10,171		9,372	7,242

TOTAL LIABILITIES		60,683		50,755	39,220

Commitments and contingencies		-		-	-

Shareholders’ equity
Ordinary share, par value US$0.00025, 2,000,000,000 shares authorized, 2,940,451 ordinary shares issued and outstanding**		-	*	5,778	4,465
Additional paid-in capital		5,778		-	-
Retained earnings		10,921		12,665	9,787
Accumulated other comprehensive income		-	*	13	10

Total shareholders’ equity		16,699		18,456	14,262
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		77,382		69,211	53,482

* – denotes amount less than $’000.

** - On April 13, 2026, the Company effected a 1-for-10 reverse share spilt, whereby every ten (10) issued and outstanding ordinary shares were consolidated into one (1) ordinary share, with a corresponding increase in par value from $0.000025 to $0.00025 per share. All share and per share information presented in these financial statements have been retrospectively adjusted, where applicable, to reflect this share consolidation. The consolidation did not affect total shareholders’ equity. On May 1, 2026, 16 ordinary shares were issued for no consideration to shareholders whose fractional shares were rounded up to the nearest whole share following the reverse share split.

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amount in thousands, except for share and per share data, or otherwise noted)

		Six Months ended June 30,
	Note	2025	2026	2026
		S$’000	S$’000	US$’000
		(Unaudited)	(Unaudited)	(Unaudited)

Revenues, net		37,687	33,095	25,574

Cost of revenue		(28,840)	(25,140)	(19,427)

Gross profit		8,847	7,955	6,147

Operating cost and expenses:
Selling and distribution		(306)	(381)	(294)
General and administrative		(5,661)	(5,223)	(4,037)
Total operating cost and expenses		(5,967)	(5,604)	(4,331)

Profit from operations		2,880	2,351	1,816

Other income (expense):
(Loss)/Gain from disposal of plant and equipment		(30)	1	1
Interest income		94	186	144
Interest expense		(430)	(377)	(291)
Government grant		5	5	4
Exchange gain		251	-	-
Other income		204	87	67
Total other gain/(loss), net		94	(98)	(75)

Income before income taxes		2,974	2,253	1,741

Income tax expense		(591)	(509)	(393)

NET INCOME		2,383	1,744	1,348

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments		-	13	10

COMPREHENSIVE INCOME		2,383	1,757	1,358

Net income per share
Basic and diluted		0.86	0.59	0.46

Weighted average number of ordinary shares outstanding
Basic and diluted*		2,779,650	2,940,440	2,940,440

* - On April 13, 2026, the Company effected a 1-for-10 reverse share spilt, whereby every ten (10) issued and outstanding ordinary shares were consolidated into one (1) ordinary share, with a corresponding increase in par value from $0.000025 to $0.00025 per share. All share and per share information presented in these financial statements have been retrospectively adjusted, where applicable, to reflect this share consolidation. The consolidation did not affect total shareholders’ equity. On May 1, 2026, 16 ordinary shares were issued for no consideration to shareholders whose fractional shares were rounded up to the nearest whole share following the reverse share split.

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands, except for share and per share data, or otherwise noted)

	Six Months ended June 30,
	2025	2026	2026
	S$’000	S$’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income	2,383	1,744	1,348
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	2,241	2,614	2,020
Depreciation of right-of-use assets	594	2	2
Loss on disposal of property and equipment	30	-	-
Change in working capital:
Accounts receivable	1,582	2,525	1,951
Contract assets	(342)	(571)	(441)
Inventories	2,791	10,991	8,493
Related parties	161	(594)	(459)
Accounts payable and accrued liabilities	122	(6,804)	(5,258)
Income tax payable	463	45	35
Net cash provided by operating activities	10,025	9,952	7,691

Cash flows from investing activities:
Proceeds from disposal of property and equipment	47	-	-
Repayment from finance lease receivables	371	436	337
Purchase of property and equipment	(236)	(7,572)	(5,851)
Net cash provided by/(used in) investing activities	182	(7,136)	(5,514)

Cash flows from financing activities:
Proceeds of bank borrowings	679	1,484	1,147
Deferred IPO expenses	(923)	-	-
Repayment of bank borrowings	(266)	-	-
Principal repayment of lease liabilities	(4,622)	(4,057)	(3,135)
Payment of deferred financing costs	(597)	(2)	(2)
Net cash used in financing activities	(5,729)	(2,575)	(1,990)

Effect on exchange rate change on balances held in foreign currency	-	13	9

Net change in cash and cash equivalent	4,478	254	196

BEGINNING OF PERIOD	686	10,684	8,256

END OF PERIOD	5,164	10,938	8,452

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	127	464	359
Cash paid for interest	430	377	291
Cash received from finance lease receivable interest	(94)	(185)	(143)
Operating lease asset obtained in exchange for operating lease obligations	-	-	-